UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 26, 2008

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes  ☐    No  ☒

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes  ☐    No  ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Item 1 – Information Contained in this Form 6-K Report

On April 26, 2008, the Board of Directors of Seaspan Corporation (the “Board”) appointed John Hsu to serve as the eighth member of the Board. The Board has determined that Mr. Hsu meets the standards for independence established by The New York Stock Exchange.

Mr. Hsu received his B.A. in Economics from Colgate University in 1986 and M.B.A. in Finance from Columbia University in 1992.

“We are delighted to welcome John Hsu to the board of Seaspan Corporation,” said Kyle Washington, Chairman of the Board of Seaspan. “John’s experience in investment management and the shipping industry will bring added value to our company.”

This 6-K is filed with reference to and hereby incorporated by reference into the Registration Statement, filed with the Securities and Exchange Commission on April 18, 2007 on Form F-3 (Registration No. 333-142195) of Seaspan Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: May 2, 2008	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer